Exhibit 99.2

PERDIGÃO INVESTS R$ 33 MILLION IN INFRASTRUCTURE AND
LOGISTICS IN SANTA CATARINA

The State continues to be the Company’s main production base

Perdigão is to invest R$ 33 million in the state of Santa Catarina over the next few months. The investments will be made in logistics and infrastructure to further streamline food distribution and increase production line capacity at several industrial units, Perdigão’s CEO, Nildemar Secches said today (August 23) at a meeting with state governor, Luiz Henrique da Silveira.

In 70 years of business activity in the State, the Company has become the largest employer in Santa Catarina with more than 12,300 employees as well as the largest industrial complex in the region. The Company currently operates with three thousand integrated outgrowers and 283 transporters.

Last year, the Company’s industrial units in the State sold more than R$ 2.36 billion, 54% of the Company’s total revenues. Over the same period, 230 million head of poultry were slaughtered together with 1.3 million hogs.

In 2003, the Videira, Salto Veloso, Herval D’Oeste, Capinzal and Lages units had a combined output of 536.806,000 tons of poultry- and hog-based food products. Of this total, more than 50% was exported to the Middle East, Far East, Europe, Eurasia, among other markets. In the first half of this year, the Company’s exports from the Santa Catarina plants accounted for more than R$ 626 million, representing a 53% increase compared with the same period in 2003.

INVESTMENTS

The Company will invest approximately R$ 10 million in the Videira agro-industrial complex for increasing both the production capacity of frankfurters at about 30% and bologna sausage at approximately 40% and also doubling the pâté line.

An additional investment of R$ 8 million at the Videira site will be made in the expansion of the Warehousing and Distribution Center (DC), increasing the current capacity of 1,500 to 3,400 tons. This project is scheduled for completion by the end of the year when the DC will centralize the servicing of requirements throughout Santa Catarina. Currently, Perdigão also has a branch in Florianópolis, the operations of which will be transferred to Videira.

When work is concluded, the Videira DC will service all outsourced distributors throughout the State together with direct sales’ customers, as well as supplying other Company DCs, since it will concentrate a large part of the output from the industrial units in the states of Santa Catarina, Rio Grande do Sul and Paraná. Using the model in which DCs are constructed adjacent and interconnected to industrial units, stages in the logistic chain can be eliminated thus resulting in a more efficient service to the domestic market and greater responsiveness to exporters’ requirements.

In parallel to these investments, R$ 5 million is to be spent at the Capinzal industrial unit for improvements in plant infrastructure. The output of special cuts, an item with greater value-added, is being expanded, generating 150 new jobs with immediate effect. Finally, the Company is making additional investments in a 10% increase in capacity for the production of smoked sausages at the Herval D’Oeste plant.

SERVICES CENTER

Itajaí is becoming a new base for Perdigão in the State. Approximately 80% of the Company’s exports to more than 40 countries are shipped from the port of Itajaí. Last year, the Company set up a structure in the city to ensure service agility, reduce costs and increase data security, with 80 employees being transferred there from the documentation and logistics departments.

Perdigão is now to invest R$ 10 million in the installation of a Shared Services Center (CSP), where some administrative activities from the Human Resources, Controllers, Finance and Support and Sales areas will be centralized. Currently, the services are dispersed among the corporate sectors in Videira and São Paulo, and the five regional divisions in the states of Santa Catarina, Rio Grande do Sul, Paraná and Goiás. Part of the Supply and IT areas will also be incorporated at the CSP, although continuing to exist in their current structures.

The center is one of the most modern management instruments and will allow the Company to achieve gains in both competitiveness and operating speed.

August 23, 2004

For more information, please access www.perdigao.com.br/eng/ri